UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42618

Phoenix Asia Holdings Limited

(Registrant’s Name)

Workshop B14, 8/F, Block B, Tonic Industrial Center, 19 Lam Hing Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Termination of Stock Acquisition Agreement

As previously reported in the Report on Form 6-K furnished by Phoenix Asia Holdings Limited (the “Company”) on May 4, 2026, the Company entered into a Stock Acquisition Agreement dated May 4, 2026 (the “Stock Acquisition Agreement”) with ACEA Pharma, Inc. (the “Target Company”) and ACEA Therapeutics, Inc. (the “Transferor”). Under the Stock Acquisition Agreement, the Company would have acquired all of the issued and outstanding equity interests of the Target Company in exchange for 100,000,000 newly issued ordinary shares of the Company. Closing was subject to customary conditions and regulatory approvals, including the expiration or termination of waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of any required approval from The Nasdaq Stock Market LLC (“Nasdaq”).

Section 11.1(b) of the Stock Acquisition Agreement permits either the Company or the Transferor to terminate the agreement after November 2, 2026 (the “Outside Date”), if closing has not occurred on or before the Outside Date and the terminating party has not materially breached the agreement, subject to the provisos in that section. Closing did not occur on or before the Outside Date. On November 3, 2026, the Company delivered written notice to the Transferor terminating the Stock Acquisition Agreement pursuant to Section 11.1(b), effective as of the date of the notice. The Company believes it has not materially breached any provision of the Stock Acquisition Agreement in a manner that would preclude it from exercising this termination right. As a result, the transactions contemplated by the Stock Acquisition Agreement will not be consummated. The Company has expressly reserved all of its rights and remedies under the Stock Acquisition Agreement, applicable law and otherwise.

Under Section 11.2 of the Stock Acquisition Agreement, following a valid termination, the rights and obligations of the parties terminate and are of no further force or effect, except that Articles XI, XII and XIII survive, and no party is released from any liability to another party that arose under the Stock Acquisition Agreement before termination. The surviving provisions include New York governing law, exclusive jurisdiction of the state and federal courts sitting in New York, New York, and a waiver of jury trial. The Stock Acquisition Agreement does not provide for a termination fee and, except as otherwise provided therein, each party bears its own costs and expenses. As of the date of this report, no ordinary shares of the Company have been issued to the Transferor, no equity interests of the Target Company have been transferred to the Company, and no acquisition consideration has been paid by the Company under the Stock Acquisition Agreement.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (Registration Number 333-291901) and into each prospectus outstanding under that registration statement, to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding the expected effects of the termination of the Stock Acquisition Agreement and the outcome of any disputes or claims arising in connection with the termination. Words such as “anticipate,” “believe,” “expect,” “intend,” “may,” “plan,” “will” and similar expressions identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that could cause actual results to differ materially. Such risks include the risk that the Transferor or the Target Company disputes the termination or commences litigation, the costs and outcome of any proceeding, the effect of the termination on the Company’s share price and business, and the risks discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026. Forward-looking statements speak only as of the date of this report. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Asia Holdings Limited

Date: November 9, 2026	By:	/s/ Chi Kin Kelvin Yeung
	Name:	Chi Kin Kelvin Yeung
	Title:	Chief Executive Officer